                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934

                   For the fiscal year ended December 31, 2003

                                       OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ____________ Commission file number 000-50351
       ---------

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

      Genesis HealthCare Corporation 401(k) Plan for Collective Bargaining
                                 Unit Employees

   (F/K/A Genesis Health Ventures, Inc. 401(k) Plan for Collective Bargaining
                                Unit Employees)


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Genesis HealthCare Corporation
                              101 East State Street
                            Kennett Square, PA 19348
                                 (610) 444-6350

Genesis HealthCare Corporation 401(k) Plan for Collective Bargaining Unit Employees Financial Statements, Supplemental Schedule and Exhibits as of December 31, 2003 and 2002 and for the year ended December 31, 2003.

The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.

Items 1 - 3:  Not applicable under ERISA filing.

Item 4:       Financial Statements and Exhibits.

                         GENESIS HEALTHCARE CORPORATION
          401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES (F/K/A
            GENESIS HEALTH VENTURES, INC. 401(K) PLAN FOR COLLECTIVE
                           BARGAINING UNIT EMPLOYEES)



                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)

                         GENESIS HEALTHCARE CORPORATION
   401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES (F/K/A GENESIS HEALTH
      VENTURES, INC. 401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES)



                                TABLE OF CONTENTS


                                                                                                PAGE

Report of Independent Registered Public Accounting Firm                                            1

Statements of Net Assets Available for Benefits, December 31, 2003 and 2002                        2

Statement of Changes in Net Assets Available for Benefits, year ended December 31, 2003            3

Notes to Financial Statements                                                                      4

SCHEDULE:

1 Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2003                9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Pension Committee and the Participants
Genesis HealthCare Corporation 401(K) Plan for Collective
Bargaining Unit Employees (F/K/A the Genesis Health Ventures, Inc. 401(K) Plan for Collective Bargaining Unit Employees):


We have audited the accompanying statements of net assets available for benefits of the Genesis HealthCare Corporation 401(K) Plan for Collective Bargaining Unit Employees (F/K/A the Genesis Health Ventures, Inc. 401(K) Plan for Collective Bargaining Unit Employees) (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                  /s/ KPMG LLP



Philadelphia, Pennsylvania
June 24, 2004

                         GENESIS HEALTHCARE CORPORATION
       401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES (F/K/A Genesis
        HEALTH VENTURES, INC. 401(K) PLAN FOR THE COLLECTIVE BARGAINING)
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

                                                                                      2003           2002
                                                                                 --------------   ------------
Investments, at fair value                                                      $     1,104,405        552,043
Participant loans                                                                        43,688         19,021
Employer's contributions receivable                                                      63,421         20,398
Participant contributions receivable                                                     21,569         12,071
                                                                                 --------------   ------------
                 Total assets                                                         1,233,083        603,533
                                                                                 --------------   ------------
Net assets available for benefits                                               $     1,233,083        603,533
                                                                                 ==============   ============

See accompanying notes to financial statements.

                         GENESIS HEALTHCARE CORPORATION
       401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES (F/K/A GENESIS
        HEALTH VENTURES, INC. 401(K) PLAN FOR THE COLLECTIVE BARGAINING)
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2003

Additions to net assets attributed to:
     Investment income:
        Interest and dividends                                            $       15,945
     Contributions:
        Employer                                                                 187,659
        Participants                                                             318,333
     Net appreciation in fair value of investments                               133,787
     Transfers from affiliated plans                                               7,036
                                                                           -------------
                 Total additions                                                 662,760
                                                                           -------------
Deductions from net assets attributed to:
     Benefit payments                                                             26,961
     Administrative expenses                                                       3,809
     Transfers to affiliated plans                                                 2,440
                                                                           -------------
                 Total deductions                                                 33,210
                                                                           -------------
                 Net increase                                                    629,550
Net assets available for benefits:
     Beginning of period                                                         603,533
                                                                           -------------
     End of period                                                        $    1,233,083
                                                                           =============


See accompanying notes to financial statements.

                         GENESIS HEALTHCARE CORPORATION
   401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES (F/K/A GENESIS HEALTH
      VENTURES, INC. 401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES)

                          Notes to Financial Statements

                           December 31, 2003 and 2002



(1)    DESCRIPTION OF THE PLAN

       The following description of the Genesis HealthCare Corporation 401(K) Plan for Collective Bargaining Unit Employees (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.

       (a)    GENERAL

              The Plan is a defined contribution savings plan that permits voluntary employee contributions that are matched, in part, by Genesis HealthCare Corporation (the Company). Employees of the Company covered by collective bargaining agreements that call for participation in the Plan are eligible for participation when they have been credited with at least 500 hours of service in their first six months, or if initial eligibility is not met, employees who complete 12 consecutive months of service during which they have been credited with at least 1,000 hours of service in their first year or any calendar year thereafter. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

              Effective December 1, 2003, Genesis Health Ventures, Inc. (GHV) changed its name to NeighborCare, Inc. and completed the distribution (the spin-off) of the common stock of the Company to its shareholders. As a result of the spin-off, GHV withdrew as the sponsor of the Plan and the Company replaced GHV as the Plan sponsor. The Plan was amended to reflect the Company as the sponsor. There were no other changes to the terms or conditions of the Plan.

       (c)    CONTRIBUTIONS

              Each eligible employee may elect to participate in the Plan and make contributions to the Plan through salary deductions in an amount not less than 1% and not in excess of 50% of such participant's compensation, as defined in the Plan, in any calendar year. The Company matches 50% of the participant's pre-tax contributions up to 3.0% of such participant's compensation.

              Notwithstanding any other provision of the Plan, the total pre-tax contribution made to the Plan by any participant may not exceed $13,000 for 2003. In addition, each eligible participant who has attained age 50 before the close of the Plan year is eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. For 2003, the catch-up contribution limitation is $3,000.

       (c)    PARTICIPANT ACCOUNTS

              Although Plan assets are collectively invested, records are maintained for each participant's individual account. Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                                       4                             (Continued)

                         GENESIS HEALTHCARE CORPORATION
   401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES (F/K/A GENESIS HEALTH
      VENTURES, INC. 401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES)

                          Notes to Financial Statements

                           December 31, 2003 and 2002

       (d)    VESTING

              Participants are immediately vested in their pre-tax contributions plus actual earnings and losses thereon. Vesting in the Company's matching contributions and earnings and losses thereon is based upon years of continuous service as follows:

                                                                 PERCENTAGE
                           YEARS OF SERVICE                        VESTED
              --------------------------------------------   -------------------
              Less than 2                                                 0%
              2 but less than 3                                          20%
              3 but less than 4                                          40%
              4 but less than 5                                          60%
              5 but less than 6                                          80%
              6 or more                                                 100%

              Years of service for participants is based on date of hire with the Company.

       (e)    PAYMENT OF BENEFITS

              Normal and deferred retirement benefits, disability benefits, and vested benefits are distributed as lump-sum or in approximately equal installments over a period of years not to exceed the life expectancy of the participant and their designated beneficiary.

              Death benefits are paid as a single-sum or in installments over a period not to exceed five years, pursuant to the participant's written election on forms provided by the Company.

              Non-vested benefits that are subsequently forfeited may be used by the Company to reduce future matching contributions.

       (f)    PARTICIPANT LOANS

              Employees may borrow a minimum of $1,000 and a maximum of 50% of their vested balance in the Plan, up to a maximum of $50,000. Such loans, upon approval by the Company, are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Interest rates range from 4.00% to 9.50% as of December 31, 2003.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF FINANCIAL STATEMENT PREPARATION

              The Plan's financial statements are prepared on the accrual basis of accounting.

       (b)    INVESTMENTS

              Plan investments are stated at fair value based on their quoted net asset value. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

                                       5                             (Continued)

                         GENESIS HEALTHCARE CORPORATION
   401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES (F/K/A GENESIS HEALTH
      VENTURES, INC. 401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES)

                          Notes to Financial Statements

                           December 31, 2003 and 2002


       (c)    PLAN EXPENSES

              Company personnel perform various administrative services for the Plan, including maintenance of participant records. All Plan expenses are paid by the Company, on a noncompensatory basis, with the exception of trustee fees, which are paid for by the Plan.

       (d)    BENEFITS TO PARTICIPANTS

              Benefit payments to participants are recorded upon distribution.

       (e)    FORFEITURES

              Forfeitures of nonvested Company contributions are used to offset such future contributions.

(3)    FORFEITURES

       As of December 31, 2003, there was $580 of forfeitures available for the reduction of future employer contributions, which were subsequently utilized.

(4)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants become fully vested in the Company's matching contributions.

(5)    INVESTMENTS

       A participant may direct contributions in any of the following investment options in increments of 1%:

       Federated Capital Preservation Fund invests primarily in guaranteed investment contracts.

       Wachovia Diversified Bond Group Trust Fund invests in full maturity bonds.

       Wachovia Enhanced Stock Market Fund invests in large-cap equity index companies.

       American Fund Growth Fund of America invests primarily in common stock.

       Templeton Growth Fund invests in common stocks with a flexible investment policy.

       Vanguard Wellington Fund invests in a balance of equities and fixed income securities.

       MFS New Discovery Fund invests in small-cap equity companies.

       Dreyfus Mid Cap Index Fund invests in mid-cap equity companies.

       AIM Basic Value Fund seeks long-term capital appreciation and invests in large value companies.

       Genesis HealthCare Corporation Stock Fund invests in Company common stock.

                                       6                             (Continued)

                         GENESIS HEALTHCARE CORPORATION
   401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES (F/K/A GENESIS HEALTH
      VENTURES, INC. 401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES)

                          Notes to Financial Statements

                           December 31, 2003 and 2002


       NeighborCare Stock Fund invests in common stock of the Company's former parent (no contributions to this Fund after December 1, 2003).

       Plan investments as of December 31, 2003 and 2002 were as follows:

                                                                             2003              2002
                                                                       ---------------   --------------
       Federated Capital Preservation Fund                            $       208,116 *        106,710 *
       Janus Fund                                                                 --            39,717 *
       Janus Worldwide Fund                                                       --            17,158
       Wachovia Diversified Bond Group Trust                                  102,154 *         54,150 *
       Wachovia Enhanced Stock Market Fund                                    100,556 *         22,981
       American Funds Growth Fund of America                                   84,378 *             --
       Templeton Growth Fund                                                   43,157               --
       Vanguard Wellington Fund                                               553,195 *        283,943 *
       MFS Capital Opportunities Fund                                             --            26,705
       MFS New Discovery Fund                                                   1,133              168
       AIM Basic Value Fund                                                       454               45
       Dreyfus S&P Midcap Index Fund                                            6,188               --
       Genesis HealthCare Corporation Stock Fund                                1,819               --
       NeighborCare (F/K/A Genesis Health Ventures) Stock Fund                  3,255              466
                                                                       ---------------   --------------
                                                                      $     1,104,405          552,043
                                                                       ===============   ==============

       *Represents 5% or more of the net assets of the Plan.

       During 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $133,787 as follows:

       Mutual Funds                                       $       131,498
       Genesis HealthCare Corporation Stock Fund                    1,064
       NeighborCare Stock Fund                                      1,225
                                                           ---------------
                                                          $       133,787
                                                           ===============

(6)    INCOME TAXES

       A determination letter has not been received for the Plan. The Company believes that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan is qualified and related trust is tax exempt as of the financial statement date.

                         GENESIS HEALTHCARE CORPORATION
   401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES (F/K/A GENESIS HEALTH
      VENTURES, INC. 401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES)

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(7)    PARTY-IN-INTEREST TRANSACTIONS

       Plan investments in the Wachovia Diversified Bond Group Trust Fund and the Wachovia Enhanced Stock Market Fund are shares of funds managed by Wachovia, the trustee. These transactions qualify as party-in-interest transactions.

       The Plan incurred $3,809 of administrative fees for Wachovia's trustee and record-keeping services. These transactions qualify as party-in-interest transactions.

       Plan investments in Genesis HealthCare Corporation and NeighborCare, Inc. invest primarily in shares of the plan sponsor's and the former plan sponsor's publicly traded stock. These transactions qualify as party-in-interest transactions.

(8)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net assets available for benefits as of December 31, 2003, from the financial statements to the Form 5500:

       Net assets available for benefits per the
            financial statements                                    $        1,233,083
       Employer and participant receivables                                    (84,990)
                                                                     ------------------
       Net assets available for benefits per the Form 5500          $        1,148,093
                                                                     ==================

                                                                      SCHEDULE 1
                         GENESIS HEALTHCARE CORPORATION
       401(K) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES (F/K/A Genesis
        HEALTH VENTURES, INC. 401(K) PLAN FOR THE COLLECTIVE BARGAINING)
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2003

                                                              DESCRIPTION OF           SHARES OR            CURRENT
                   IDENTITY OF ISSUE                           INVESTMENTS            FACE AMOUNT            VALUE
--------------------------------------------------------   ---------------------   -------------------   ---------------
Federated Capital Preservation Fund                        Fund                            190,817      $       208,116
Wachovia Diversified Bond Group Trust *                    Fund                             90,594              102,154
Wachovia Enhanced Stock Market Fund *                      Fund                             92,999              100,556
Vanguard Wellington Fund                                   Fund                            511,246              553,195
American Funds Growth Fund of America                      Fund                             83,304               84,378
Templeton Growth Fund                                      Fund                             35,203               43,157
Dreyfus S&P Midcap Index Fund                              Fund                              4,895                6,188
MFS New Discovery Fund                                     Fund                                952                1,133
AIM Basic Value Fund                                       Fund                                373                  454
Genesis HealthCare Corporation Stock Fund*                 Stock Fund                        1,051                1,819
NeighboreCare Stock Fund*                                  Stock Fund                        1,801                3,255
Participant Loans (interest rates range
     from 4.00% to 9.50%)*                                                                                       43,688
                                                                                                         ---------------
                                                                                                        $     1,148,093
                                                                                                         ===============

*Party-in-interest transactions.


See accompanying report of independent registered public accounting firm.

                                   SIGNATURES



The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.



GENESIS HEALTHCARE CORPORATION 401(k) PLAN FOR COLLECTIVE BARGAINING UNIT
-------------------------------------------------------------------------
EMPLOYEES
---------

                                                                  (Name of Plan)

Date:  June 28, 2004

                                         By: /s/ James W. Tabak
                                            ---------------------------------

                                           James W. Tabak,
                                           Sr. Vice President, Human Resources
                                           Genesis HealthCare Corporation

                                  EXHIBIT INDEX

Item
----

23       Consent of Independent Auditors